As filed with the Securities and Exchange Commission on December 5, 2001

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                          ------------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 2)

                        Motor Cargo Industries, Inc.
______________________________________________________________________________
                              (Name of Issuer)

                         Common Stock, No Par Value
______________________________________________________________________________
                       (Title of Class of Securities)

                                 619907108
______________________________________________________________________________
                               (CUSIP Number)

                         Carl W. von Bernuth, Esq.
            Senior Vice President, General Counsel and Secretary
                         Union Pacific Corporation
                             1416 Dodge Street
                           Omaha, Nebraska 68179
                         Telephone: (402) 271-5777

                              With a copy to:
                               --------------
                             Paul Schnell, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000
______________________________________________________________________________
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              December 4, 2001
          (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box: [   ]





______________________________________________________________________________
CUSIP No.  619907108                               13D
______________________________________________________________________________
   1      NAMES OF REPORTING PERSONS

          Union Pacific Corporation.  (I.R.S. IDENTIFICATION NO. 13-2626465)
______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)  [   ]
                   N/A          (b)  [   ]
______________________________________________________________________________
   3      SEC USE ONLY
______________________________________________________________________________
   4      SOURCE OF FUNDS               WC, OO
______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                   N/A
______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Utah
______________________________________________________________________________
               NUMBER OF           7    SOLE VOTING POWER
                SHARES                    6,801,327 or 99.7%
             BENEFICIALLY         ____________________________________________
               OWNED BY            8    SHARED VOTING POWER
                 EACH                     N/A
               REPORTING          ____________________________________________
                PERSON             9    SOLE DISPOSITIVE POWER
                 WITH                     6,801,327 or 99.7%
                                   ____________________________________________
                                  10    SHARED DISPOSITIVE POWER
                                                 N/A
______________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,801,327
______________________________________________________________________________
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES      [   ]
______________________________________________________________________________
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   99.7%
______________________________________________________________________________
   14     TYPE OF REPORTING PERSON
                   CO
______________________________________________________________________________




                      Amendment No. 2 to Schedule 13D

         This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by Union Pacific Corporation, a Utah corporation ("Union Pacific"), with respect to the common stock, no par value (the "Issuer Stock"), of Motor Cargo Industries, Inc., a Utah corporation (the "Issuer"). This Amendment amends the Schedule 13D filed by Union Pacific on October 24, 2001, as amended by Amendment No. 1 thereto filed November 23, 2001 under the cover of Amendment No. 6 to the Schedule TO filed by Union Pacific. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 30, 2001, Union Pacific accepted 6,708,827 shares of Issuer Stock tendered in the Offer. On such date, the preliminary count by the exchange agent indicated that an additional 163,100 shares of Issuer Stock were tendered pursuant to notices of guaranteed delivery.

         As of December 4, 2001, the final date for delivery of shares pursuant to notices of guaranteed delivery, Union Pacific had received an additional 92,500 shares of Issuer Stock as a result of deliveries of Issuer Stock pursuant to such notices.

         In exchange for the shares of Issuer Stock acquired by Union Pacific pursuant to the Offer (including shares delivered pursuant to notices of guaranteed delivery), Union Pacific will issue approximately 1,767,000 shares of common stock, par value $2.50 per share, of Union Pacific, approximately $460 for fractional shares and approximately $43,000 to holders of Issuer Stock who elected to receive cash.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). As of the date hereof, Union Pacific owns 6,801,327 shares of Issuer Stock which represents approximately 99.7% of the issued and outstanding shares of Issuer Stock as of December 5, 2001.



                                 SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2001

                                            UNION PACIFIC CORPORATION



                                            By:  /s/ Carl W. von Bernuth
                                                _____________________________
                                            Name:  Carl W. von Bernuth
                                            Title: Vice President, Secretary
                                                   and General Counsel